FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



SEC MAIL
RECEIVED
PROCESSING
SEP 28 2005
WASH. D.C.
185
SECTION

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 27, 2005, Series 2005-AR5	**333-120916**

Name of Person Filing the Document
(If Other than the Registrant)





05067384

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.



By:________________________
Name: Baron Silverstein
Title: Vice President

Dated: September 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$945,771,100 (Approximate)

Structured Asset Mortgage Investments II Inc.
Mortgage Pass-Through Certificates, Series 2005-AR5

KKR Financial Mortgage Corp.
Seller

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of September 1, 2005

September 23, 2005

$ 945,771,100 (approx)

Structured Asset Mortgage Investments II Inc.
Mortgage Pass-Through Certificates, Series 2005-AR5

Class	Certificate Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age	Interest Rate Type	Collateral Type	Certificate Type
Publicly Offered Certificates						
A-1	$334,098,100	Aaa/AAA	5.25%	LIBOR (3)	1-Mo/6-Mo LIBOR	Group 1 Senior FLTR
A-2	$280,520,600	Aaa/AAA	5.25%	LIBOR (3)	1-Mo LIBOR	Group 2 Senior FLTR
A-3	$294,223,200	Aaa/AAA	5.25%	LIBOR (3)	1-Mo LIBOR	Group 3 Senior FLTR
X-1	Notional (4)	Aaa/AAA	5.25%	WAC (4)	1-Mo/6-Mo LIBOR	Group 1 Senior IO
X-2	Notional (5)	Aaa/AAA	5.25%	WAC (5)	1-Mo LIBOR	Group 2 Senior IO
X-3	Notional (6)	Aaa/AAA	5.25%	WAC (6)	1-Mo LIBOR	Group 3 Senior IO
X-B	Notional (7)	Aa2/AA	3.00%	WAC (7)	Total Pool	Subordinate IO
B-1	$21,582,000	Aa2/AA	3.00%	LIBOR (3)	Total Pool	Subordinate FLTR
B-2	$9,592,000	A2/A	2.00%	LIBOR (3)	Total Pool	Subordinate FLTR
B-3	$5,755,200	Baa2/BBB	1.40%	LIBOR (3)	Total Pool	Subordinate FLTR
Privately Offered Certificates						
B-4	$5,755,200	Ba2/BB	0.80%	WAC (8)	Total Pool	Subordinate PT
B-5	$2,877,600	B2/B	0.50%	WAC (8)	Total Pool	Subordinate PT
B-6	$4,796,136	Not Rated	---	WAC (8)	Total Pool	Subordinate PT
R	Not Applicable	Not Rated	---	Not Applicable (9)	Total Pool	Residual

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.
(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) The Pass-Through Rates for the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates will be a floating rate based on One-Month LIBOR plus the related margin, subject to the lesser of (i) 11.00% and (ii) the related Net Rate Cap. On the first distribution date after the Clean-Up Call Date, the margin on the Class A Certificates will double and the margin on the Class B-1, Class B-2 and Class B-3 Certificates will increase by 1.5 times. The Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificate will settle flat and accrue interest on a 30/360 basis.

(4) The Class X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 1 Mortgage Loans over (y) the pass-through rate on the Class A-1 Certificates based on the notional amount equal to the current principal amount of the Class A-1 Certificates.

(5) The Class X-2 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 2 Mortgage Loans over (y) the pass-through rate on the Class A-2 Certificates based on the notional amount equal to the current principal amount of the Class A-2 Certificates.

(6) The Class X-3 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 3 Mortgage Loans over (y) the pass-through rate on the Class A-3 Certificates based on the notional amount equal to the current principal amount of the Class A-3 Certificates.

(7) The Class X-B Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the weighted average of the net rates of each loan group, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the aggregate current principal amount of the related class of senior certificates immediately prior to the related distribution date over (y) the weighted average pass-through rate on the Class B-1, Class B-2 and Class B-3 Certificates based on the notional amount equal to the aggregate current principal amount of the Class B-1, Class B-2 and Class B-3 Certificates.

(8) The Class B-4, Class B-5 and Class B-6 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the weighted average of the net rates of the mortgage loans in each loan group, weighted in proportion to the results of subtracting from the aggregate principal balance of the mortgage loans of each loan group the aggregate current principal amount of the related class of senior certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.404%.

(9) The Class R Certificates have no principal balance and do not bear interest. They represent the residual interest in one or more REMICs.

Seller:	KKR Financial Mortgage Corp.
Depositor:	Structured Asset Mortgage Investments II Inc. ("SAMI II")
Underlying Servicers:	The Underlying Servicers for the Group 1 Mortgage Loans are EverHome Mortgage Company (approximately 95%), SouthTrust (approximately 3%) and 3 other Underlying Servicers each under 2% of the Group 1 Mortgage Loans. The Underlying Servicer for the Group 2 Mortgage Loans is PHH Mortgage. The Underlying Servicer for the Group 3 Mortgage Loans is First Republic.
Underlying Originators:	The Group 1 Mortgage Loans were originated by Greenpoint (approximately 31%), Metrocities Mortgage (approximately 28%) , Opteum (approximately 17%), Aegis (approximately 6%), Quicken (approximately 5%), SouthTrust (approximately 3%) and nine other Underlying Originators each under 2%. The Group 2 Mortgage Loans were originated by Merrill Lynch Capital Corp. The Group 3 Mortgage Loans were originated by First Republic.
Master Servicer:	Wells Fargo Bank, N.A.
Trustee:	US Bank, National Association
Cut-off Date:	September 1, 2005
Closing Date:	September 27, 2005
Legal Structure:	REMIC
Clean-Up Call:	The terms of the transaction allow for termination of the trust once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. (the "Clean-Up Call Date").
Distribution Date:	19th of each month or the next business day, commencing October 2005.

Remittance Type: Scheduled/Scheduled

Form of Registration: The Class A-1, Class A-2, Class A-3, Class X-1, Class X-2, Class X-3, Class B-1, Class B-2, Class B-3 and Class X-B Certificates (the "Publicly Offered Certificates") will be issued in book-entry form through DTC.

SMMEA: The Class A-1, Class A-2, Class A-3, Class X-1, Class X-2, Class X-3, Class B-1 and Class X-B Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

ERISA: The Publicly Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

Interest Accrual Period: The interest accrual period for the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis). On the Closing Date, the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates settle flat.

The interest accrual period on the Class X-1, Class X-2, Class X-3, Class X-B, Class B-4, Class B-5 and Class B-6 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Class X-1, Class X-2, Class X-3, Class X-B, Class B-4, Class B-5 and Class B-6 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (26 days).

Advancing Obligation: The Underlying Servicers are obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Underling Servicers.

Compensating Interest: The Underlying Servicers will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.

Collateral Description:

The initial and subsequent mortgage pool is expected to consist of approximately $979 million of first-lien residential adjustable-rate mortgage loans that adjust monthly or semi-annually based 1-month LIBOR and 6-month LIBOR, respectively.

Provided below is a brief summary of the expected mortgage pool by loan type as of September 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Per Cap	Max Rate	Mos Roll
1-Month LIBOR IO	19.91%	4.480%	4.135%	355	2.511%	2.166%	N/A	12.152%	1
1-Month LIBOR IO 1% periodic	0.48%	6.142%	5.758%	353	2.477%	2.093%	1.000%	12.391%	1
6-Month LIBOR IO	16.00%	5.012%	4.667%	354	2.311%	1.966%	N/A	12.013%	3
6-Month LIBOR IO 6% Periodic	0.36%	4.879%	4.495%	347	2.541%	2.157%	6.000%	12.000%	3
Group 1 Total	**36.76%**	**4.737%**	**4.392%**	**354**	**2.424%**	**2.078%**	**3.148%**	**12.093%**	**2**
1-Month LIBOR IO	19.77%	4.813%	4.555%	292	1.438%	1.179%	N/A	12.001%	1
1-Month LIBOR IO 1% Periodic	11.09%	4.967%	4.709%	288	1.592%	1.333%	1.000%	12.000%	1
Group 2 Total	**30.87%**	**4.869%**	**4.610%**	**290**	**1.494%**	**1.235%**	**1.000%**	**12.000%**	1
1-Month LIBOR	0.15%	4.583%	4.274%	351	1.133%	0.824%	N/A	11.950%	1
1-Month LIBOR IO	32.22%	4.531%	4.275%	351	1.068%	0.812%	N/A	11.941%	1
Group 3 Total	**32.37%**	**4.531%**	**4.223%**	**347**	**1.068%**	**0.760%**	**N/A**	**11.941%**	1
Total	**100.00%**	**4.711%**	**4.404%**	**332**	**1.698%**	**1.391%**	**1.152%**	**12.015%**	1

Approximately 99% of the mortgage loans are interest-only for the first 10 years after origination and then fully amortize over the remaining 15 or 20 year remaining term. In addition, 100% of the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits or are secured by additional collateral or pledged assets.

Approximately 74% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac).

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement for any originators that comprise more than 10% of the total pool.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class B Certificates will provide credit enhancement to the Class A Certificates.

Carryover Shortfall Amount: On any Distribution Date, the Pass-Through Rate of the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates if the related Pass-Through Rate based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class A-1, Class A-2 and Class A-3 Certificates, pro rata based on the respective portion of any Carryover Shortfall Amount and then to the Class B-1, Class B-2 and Class B-3 Certificates, sequentially, from a reserve fund, after all of the Publicly Offered Certificates have received their required amounts (see Cash-Flow Description below). Interest otherwise payable to the Class X-1, Class X-2, Class X-3 and Class X-B Certificates may be reduced by the payment of any Carryover Shortfall Amounts as described herein.

Cash Flow Description:

Distributions on the Certificates will be made on the 19th day of each month (or next business day) beginning on October 19, 2005. The payments to the Certificates, to the extent of available funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A-1, Class A-2, Class A-3, and to the Class X-1(net of Carryover Shortfall Amounts payable to the Class A-1 Certificates), Class X-2(net of Carryover Shortfall Amounts payable to the Class A-2 Certificates) and Class X-3(net of Carryover Shortfall Amounts payable to the Class A-3 Certificates) in an amount equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class A-1, Class A-2 and Class A-3 Certificates in an amount equal to their related Senior Optimal Principal Amount;
3. Payment of interest to the Class X-B Certificates(net of Carryover Shortfall Amounts payable to the Class B-1, Class B-2 and Class B-3 Certificates); and
4. Payment of interest and principal sequentially to the Class B Certificates, in that order, so each of the Class B Certificates shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.

Prepayment Stepdown Tests:

The Senior Certificates will be entitled to receive 100% of the prepayments collected on their respective mortgage loans until September 2015. The senior prepayment percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to September 2008 20% or b) after September 2008 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on Mortgage Loans will be allocated first to the most junior Class of Certificates outstanding, beginning with the Class B-6 Certificates, and then in reverse numerical order, until the Certificate Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group 1 Mortgage Loans will be allocated to the Class A-1 Certificates, Realized Losses on the Group 2 Mortgage Loans will be allocated to the Class A-2 Certificates and Realized Losses on the Group 3 Mortgage Loans will be allocated to the Class A-3 Certificates.

Special Derivative Contracts:

At the direction of the holder of a majority of the most subordinate class of REMIC regular certificates then outstanding (the "Controlling Class Holder"), the Securities Administrator shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the most subordinate class of REMIC regular certificates then outstanding. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel, (iii)Approval of Rating Agencies and (iv) the consent of Controlling Class Holder to the acquisition of such Special Derivative Contract.

All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the most subordinate class of REMIC regular certificates then outstanding on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Trustee.

Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the holder of the most subordinate class of REMIC regular certificates then outstanding on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Trustee on behalf the holder of the most subordinate class of REMIC regular certificates then outstanding and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of the Controlling Class Holder and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option:

The holder of a majority of the most subordinate class of REMIC regular certificates then outstanding (the "Controlling Class Holder") will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price equal to the greater of par and the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the Controlling Class Holder will be selected by it in its sole discretion.

Special Foreclosure Rights:

The Underlying Servicers will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the Controlling Class Holder, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the Controlling Class Holder timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 25 days from the date of such holder's objection. The Controlling Class Holder will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the related Underlying Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the related Underlying Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The related Underlying Servicer is not permitted to proceed with any such action unless the Controlling Class Holder, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the Controlling Class Holder timely and affirmatively objects to the Underlying Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the related Underlying Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The Controlling Class Holder will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Underlying Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the Controlling Class Holder shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 25th day following its objection to the related Underlying Servicer action. Moreover, the Controlling Class Holder shall be entitled to the foregoing rights only as long as it owns all of the Subordinate Certificates.

Optional Sale of Defaulted Mortgage Loans: The Servicer may also, in its discretion, as an alternative to foreclosure, sell defaulted mortgage loans at fair market value to third-parties, if the the Servicer reasonably believes that such sale would maximize proceeds to the noteholders in the aggregate (on a present value basis) with respect to that mortgage loan.

Permitted Activities: Notwithstanding the foregoing, the Issuer, at the direction of the Controlling Class Holder, shall amend the trust permitted activities. Any amendment of the permitted activities shall be accompanied by (i) an appropriate amendment to the applicable Agreement, (ii) any opinion of counsel reasonably requested by the underwriter, the rating agencies, the Indenture Trustee or the Securities Administrator, (iii) written confirmation from the rating agencies stating that such amendment will not result in the rating of any of the Certificates to be downgraded, withdrawn or suspended and in the case of Moody's, written notice to Moody's of such amendment.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$964,057,800 (Approximate)

Structured Asset Mortgage Investments, Inc.
Mortgage Pass-Through Certificates, Series 2005-AR5

KKR Financial Mortgage Corp.
Seller

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of September 1, 2005

September 19, 2005

$ 964,057,800 (approx)

Structured Asset Mortgage Investments II Inc.
Mortgage Pass-Through Certificates, Series 2005-AR5

Class	Certificate Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age	Interest Rate Type	Collateral Type	Certificate Type
Publicly Offered Certificates						
A-1	$352,620,900	Aaa/AAA	5.50%	LIBOR (3)	1-Mo/6-Mo LIBOR	Group 1 Senior FLTR
A-2	$279,780,400	Aaa/AAA	5.50%	LIBOR (3)	1-Mo LIBOR	Group 2 Senior FLTR
A-3	$293,446,900	Aaa/AAA	5.50%	LIBOR (3)	1-Mo LIBOR	Group 3 Senior FLTR
X-1	Notional (4)	Aaa/AAA	5.50%	WAC (4)	1-Mo/6-Mo LIBOR	Group 1 Senior IO
X-2	Notional (5)	Aaa/AAA	5.50%	WAC (5)	1-Mo LIBOR	Group 2 Senior IO
X-3	Notional (6)	Aaa/AAA	5.50%	WAC (6)	1-Mo LIBOR	Group 3 Senior IO
X-B	Notional (7)	Aa2/AA	3.50%	WAC (7)	Total Pool	Subordinate IO
B-1	$19,594,700	Aa2/AA	3.50%	LIBOR (3)	Total Pool	Subordinate FLTR
B-2	$10,777,000	Aa2/NR	2.40%	LIBOR (3)	Total Pool	Subordinate FLTR
B-3	$7,837,900	A2/NR	1.60%	LIBOR (3)	Total Pool	Subordinate FLTR
Privately Offered Certificates						
B-4	$7,837,900	Ba2/NR	0.80%	WAC (8)	Total Pool	Subordinate PT
B-5	$4,408,800	B2/NR	0.35%	WAC (8)	Total Pool	Subordinate PT
B-6	$3,429,181	Not Rated	---	WAC (8)	Total Pool	Subordinate PT

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) The Pass-Through Rates for the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates will be a floating rate based on One-Month LIBOR plus the related margin, subject to the lesser of (i) 11.00% and (ii) the related Net Rate Cap. On the first distribution date after the Clean-Up Call Date, the margin on the Class A Certificates will double and the margin on the Class B-1, Class B-2 and Class B-3 Certificates will increase by 1.5 times. The Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificate will settle flat and accrue interest on a 30/360 basis.

(4) The Class X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 1 Mortgage Loans over (y) the weighted average pass-through rate on the Class A-1 Certificates based on the notional amount equal to current principal amount of the Class A-1 Certificates.

(5) The Class X-2 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 2 Mortgage Loans over (y) the weighted average pass-through rate on the Class A-2 Certificates based on the notional amount equal to current principal amount of the Class A-2 Certificates.

(6) The Class X-3 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 3 Mortgage Loans over (y) the weighted average pass-through rate on the Class A-3 Certificates based on the notional amount equal to current principal amount of the Class A-3 Certificates.

(7) The Class X-B Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Mortgage Loans over (y) the weighted average pass-through rate on the Class B-1, Class B-2 and Class B-3 Certificates based on the notional amount equal to current aggregate principal amount of the Class B-1, Class B-2 and Class B-3 Certificates.

(8) The Class B-4, Class B-5 and Class B-6 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average net rate of the Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.254%.

Seller:	KKR Financial Mortgage Corp.
Depositor:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Underlying Servicers:	The Underlying Servicers for the Group 1 Mortgage Loans are EverHome Mortgage Company (approximately 95%), SouthTrust (approximately 3%) and 3 other servicers each under 2% of the Group 1 Mortgage Loans. The Underlying Servicer for the Group 2 Mortgage Loans is PHH Mortgage. The Underlying Servicer for the Group 3 Mortgage Loans is First Republic.
Underlying Originators:	The Group 1 Mortgage Loans were originated by Greenpoint (approximately 31%), Metrocities Mortgage (approximately 28%) , Opteum (approximately 17%), Aegis (approximately 6%), Quicken (approximately 5%), SouthTrust (approximately 3%) and nine other Originators each under 2%. The Group 2 Mortgage Loans were originated by Merrill Lynch Capital Corp. The Group 3 Mortgage Loans were originated by First Republic.
Master Servicer:	Wells Fargo Bank Minnesota, NA
Trustee:	US Bank, National Association
Cut-off Date:	September 1, 2005
Closing Date:	September 27, 2005
Legal Structure:	REMIC
Clean-Up Call:	The terms of the transaction allow for termination of the trust once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. (the "Clean-Up Call Date").
Distribution Date:	19th of each month or next business day, commencing October 2005.

Remittance Type:	Scheduled/Scheduled
Form of Registration:	The Publicly Offered Certificates will be issued in book-entry form through DTC.
SMMEA:	The Class A-1, Class A-2, Class A-3, Class X-1, Class X-2, Class X-3, Class B-1 and Class X-B Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Publicly Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
Interest Accrual Period:	The interest accrual period for the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis). On the Closing Date, the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates settle flat. The interest accrual period on the Class X-1, Class X-2, Class X-3, Class X-B, Class B-4, Class B-5 and Class B-6 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Class X-1, Class X-2, Class X-3, Class X-B, Class B-4, Class B-5 and Class B-6 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (26 days).
Advancing Obligation:	The Underlying Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Underling Servicers.
Compensating Interest:	The Underlying Servicers will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.

Collateral Description:

The initial and subsequent mortgage pool is expected to consist of approximately $979 million of first-lien residential adjustable-rate mortgage loans that adjust monthly or semi-annually based 1-month LIBOR and 6-month LIBOR, respectively.

Provided below is a brief summary of the expected mortgage pool by loan type as of September 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Per Cap	Max Rate	Mos Roll
1-Month LIBOR IO	20.20%	4.105%	3.770%	355	2.508%	2.174%	N/A	12.165%	1
1-Month LIBOR IO 1% periodic	0.56%	5.771%	5.386%	353	2.453%	2.078%	1.000%	12.226%	1
6-Month LIBOR IO	16.97%	4.522%	4.187%	354	2.307%	1.972%	N/A	12.010%	3
6-Month LIBOR IO 6% Periodic	0.36%	4.616%	4.241%	347	2.541%	2.166%	6.000%	12.000%	3
Group 1 Total	**38.09%**	**4.320%**	**3.984%**	**354**	**2.418%**	**2.082%**	**2.945%**	**12.095%**	**2**
1-Month LIBOR IO	19.36%	4.813%	4.563%	292	1.438%	1.188%	N/A	12.001%	1
1-Month LIBOR IO 1% Periodic	10.86%	4.967%	4.717%	288	1.592%	1.342%	1.000%	12.000%	1
Group 2 Total	**30.22%**	**4.869%**	**4.619%**	**290**	**1.494%**	**1.244%**	**1.000%**	**12.000%**	1
1-Month LIBOR	0.15%	4.583%	4.283%	351	1.133%	0.833%	N/A	11.950%	1
1-Month LIBOR IO	31.54%	4.531%	4.231%	347	1.062%	0.762%	N/A	11.940%	1
Group 3 Total	**31.69%**	**4.531%**	**4.231%**	**347**	**1.063%**	**0.763%**	**N/A**	**11.941%**	1
Total	**100.00%**	**4.553%**	**4.254%**	**333**	**1.709%**	**1.410%**	**1.151%**	**12.018%**	1

Approximately 99% of the mortgage loans are interest-only for the first 10 years after origination and then fully amortize over the remaining 15 or 20 year remaining term. In addition, 100% of the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits or are secured by additional collateral or pledged assets.

Approximately 74% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac).

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement for any originators that comprise more than 10% of the total pool.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class B Certificates will provide credit enhancement to the Class A Certificates.

Carryover Shortfall Amount: If on any Distribution Date, the Certificate Interest Rate of the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class A-1, Class A-1 and Class A-3 Certificate, pro rata based the respective portion of any Carryover Shortfall Amount and then to the Class B-1, Class B-2 and Class B-3 Certificates, sequentially, from the Carryover Reserve Fund, after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

Cash Flow Description: Distributions on the Certificates will be made on the 19th day of each month (or next business day) beginning on October 19,

2005. The payments to the Certificates, to the extent of available funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A-1, Class A-2, Class A-3, and to the Class X-1(net of Carryover Shortfall Reserve Amounts attributable to Group 1 deposited into the Group 1 Carryover Reserve Fund), Class X-2(net of Carryover Shortfall Reserve Amounts attributable to Group 2 deposited into the Group 2 Carryover Reserve Fund) and Class X-3(net of Carryover Shortfall Reserve Amounts attributable to Group 3 deposited into the Group 3 Carryover Reserve Fund) in an amount equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class A-1, Class A-2 and Class A-3 Certificates in an amount equal to their related Senior Optimal Principal Amount;
3. Payment of interest to the Class X-B Certificates(net of Carryover Shortfall Reserve Amounts attributable to the subordinate certificates deposited into the Subordinate Carryover Reserve Fund)
4. Payment of interest and principal sequentially to the Class B Certificates, in that order, so each of the Class B Certificates shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
5. Payment of any Carryover Shortfall Amounts to the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates;

Prepayment Stepdown Tests:

The Senior Certificates will be entitled to receive 100% of the prepayments collected on their respective mortgage loans until September 2015. The senior prepayment percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the

Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to September 2008 20% or b) after September 2008 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses: Realized Losses on Mortgage Loans will be allocated first to the most junior Class of Certificates outstanding, beginning with the Class B-6 Certificates, and then in reverse numerical order, until the Certificate Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group 1 Mortgage Loans will be allocated to the Class A-1 Certificates, Realized Losses on the Group 2 Mortgage Loans will be allocated to the Class A-2 Certificates and Realized Losses on the Group 3 Mortgage Loans will be allocated to the Class A-3 Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$964,057,800 (Approximate)

Structured Asset Mortgage Investments, Inc.
Mortgage Pass-Through Certificates, Series 2005-AR5

KKR Financial Mortgage Corp.
Seller

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of September 1, 2005

September 19, 2005

$ 964,057,800 (approx)

Structured Asset Mortgage Investments II Inc.
Mortgage Pass-Through Certificates, Series 2005-AR5

Class	Certificate Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age	Interest Rate Type	Collateral Type	Certificate Type
Publicly Offered Certificates						
A-1	$352,620,900	Aaa/AAA	5.50%	LIBOR (3)	1-Mo/6-Mo LIBOR	Group 1 Senior FLTR
A-2	$279,780,400	Aaa/AAA	5.50%	LIBOR (3)	1-Mo LIBOR	Group 2 Senior FLTR
A-3	$293,446,900	Aaa/AAA	5.50%	LIBOR (3)	1-Mo LIBOR	Group 3 Senior FLTR
X-1	Notional (4)	Aaa/AAA	5.50%	WAC (4)	1-Mo/6-Mo LIBOR	Group 1 Senior IO
X-2	Notional (5)	Aaa/AAA	5.50%	WAC (5)	1-Mo LIBOR	Group 2 Senior IO
X-3	Notional (6)	Aaa/AAA	5.50%	WAC (6)	1-Mo LIBOR	Group 3 Senior IO
X-B	Notional (7)	Aa2/AA	3.50%	WAC (7)	Total Pool	Subordinate IO
B-1	$19,594,700	Aa2/AA	3.50%	LIBOR (3)	Total Pool	Subordinate FLTR
B-2	$10,777,000	Aa2/NR	2.40%	LIBOR (3)	Total Pool	Subordinate FLTR
B-3	$7,837,900	A2/NR	1.60%	LIBOR (3)	Total Pool	Subordinate FLTR
Privately Offered Certificates						
B-4	$7,837,900	Ba2/NR	0.80%	WAC (8)	Total Pool	Subordinate PT
B-5	$4,408,800	B2/NR	0.35%	WAC (8)	Total Pool	Subordinate PT
B-6	$3,429,181	Not Rated	---	WAC (8)	Total Pool	Subordinate PT

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) The Pass-Through Rates for the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates will be a floating rate based on One-Month LIBOR plus the related margin, subject to the lesser of (i) 11.00% and (ii) the related Net Rate Cap. On the first distribution date after the Clean-Up Call Date, the margin on the Class A Certificates will double and the margin on the Class B-1, Class B-2 and Class B-3 Certificates will increase by 1.5 times. The Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificate will settle flat and accrue interest on a 30/360 basis.

(4) The Class X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 1 Mortgage Loans over (y) the weighted average pass-through rate on the Class A-1 Certificates based on the notional amount equal to current principal amount of the Class A-1 Certificates.

(5) The Class X-2 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 2 Mortgage Loans over (y) the weighted average pass-through rate on the Class A-2 Certificates based on the notional amount equal to current principal amount of the Class A-2 Certificates.

(6) The Class X-3 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 3 Mortgage Loans over (y) the weighted average pass-through rate on the Class A-3 Certificates based on the notional amount equal to current principal amount of the Class A-3 Certificates.

(7) The Class X-B Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Mortgage Loans over (y) the weighted average pass-through rate on the Class B-1, Class B-2 and Class B-3 Certificates based on the notional amount equal to current aggregate principal amount of the Class B-1, Class B-2 and Class B-3 Certificates.

(8) The Class B-4, Class B-5 and Class B-6 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average net rate of the Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.254%.

Seller:	KKR Financial Mortgage Corp.
Depositor:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Underlying Servicers:	The Underlying Servicers for the Group 1 Mortgage Loans are EverHome Mortgage Company (approximately 95%), SouthTrust (approximately 3%) and 3 other servicers each under 2% of the Group 1 Mortgage Loans. The Underlying Servicer for the Group 2 Mortgage Loans is PHH Mortgage. The Underlying Servicer for the Group 3 Mortgage Loans is First Republic.
Underlying Originators:	The Group 1 Mortgage Loans were originated by Greenpoint (approximately 31%), Metrocities Mortgage (approximately 28%) , Opteum (approximately 17%), Aegis (approximately 6%), Quicken (approximately 5%), SouthTrust (approximately 3%) and nine other Originators each under 2%. The Group 2 Mortgage Loans were originated by Merrill Lynch Capital Corp. The Group 3 Mortgage Loans were originated by First Republic.
Master Servicer:	Wells Fargo Bank Minnesota, NA
Trustee:	US Bank, National Association
Cut-off Date:	September 1, 2005
Closing Date:	September 27, 2005
Legal Structure:	REMIC
Clean-Up Call:	The terms of the transaction allow for termination of the trust once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. (the "Clean-Up Call Date").
Distribution Date:	19th of each month or next business day, commencing October 2005.

Remittance Type:	Scheduled/Scheduled
Form of Registration:	The Publicly Offered Certificates will be issued in book-entry form through DTC.
SMMEA:	The Class A-1, Class A-2, Class A-3, Class X-1, Class X-2, Class X-3, Class B-1 and Class X-B Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Publicly Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
Interest Accrual Period:	The interest accrual period for the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis). On the Closing Date, the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates settle flat. The interest accrual period on the Class X-1, Class X-2, Class X-3, Class X-B, Class B-4, Class B-5 and Class B-6 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Class X-1, Class X-2, Class X-3, Class X-B, Class B-4, Class B-5 and Class B-6 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (26 days).
Advancing Obligation:	The Underlying Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Underling Servicers.
Compensating Interest:	The Underlying Servicers will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.

Collateral Description:

The initial and subsequent mortgage pool is expected to consist of approximately $979 million of first-lien residential adjustable-rate mortgage loans that adjust monthly or semi-annually based 1-month LIBOR and 6-month LIBOR, respectively.

Provided below is a brief summary of the expected mortgage pool by loan type as of September 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Per Cap	Max Rate	Mos Roll
1-Month LIBOR IO	20.20%	4.105%	3.770%	355	2.508%	2.174%	N/A	12.165%	1
1-Month LIBOR IO 1% periodic	0.56%	5.771%	5.386%	353	2.453%	2.078%	1.000%	12.226%	1
6-Month LIBOR IO	16.97%	4.522%	4.187%	354	2.307%	1.972%	N/A	12.010%	3
6-Month LIBOR IO 6% Periodic	0.36%	4.616%	4.241%	347	2.541%	2.166%	6.000%	12.000%	3
Group 1 Total	**38.09%**	**4.320%**	**3.984%**	**354**	**2.418%**	**2.082%**	**2.945%**	**12.095%**	**2**
1-Month LIBOR IO	19.36%	4.813%	4.563%	292	1.438%	1.188%	N/A	12.001%	1
1-Month LIBOR IO 1% Periodic	10.86%	4.967%	4.717%	288	1.592%	1.342%	1.000%	12.000%	1
Group 2 Total	**30.22%**	**4.869%**	**4.619%**	**290**	**1.494%**	**1.244%**	**1.000%**	**12.000%**	1
1-Month LIBOR	0.15%	4.583%	4.283%	351	1.133%	0.833%	N/A	11.950%	1
1-Month LIBOR IO	31.54%	4.531%	4.231%	347	1.062%	0.762%	N/A	11.940%	1
Group 3 Total	**31.69%**	**4.531%**	**4.231%**	**347**	**1.063%**	**0.763%**	**N/A**	**11.941%**	1
Total	**100.00%**	**4.553%**	**4.254%**	**333**	**1.709%**	**1.410%**	**1.151%**	**12.018%**	1

Approximately 99% of the mortgage loans are interest-only for the first 10 years after origination and then fully amortize over the remaining 15 or 20 year remaining term. In addition, 100% of the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits or are secured by additional collateral or pledged assets.

Approximately 74% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac).

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement for any originators that comprise more than 10% of the total pool.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class B Certificates will provide credit enhancement to the Class A Certificates.

Carryover Shortfall Amount: If on any Distribution Date, the Certificate Interest Rate of the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class A-1, Class A-1 and Class A-3 Certificate, pro rata based the respective portion of any Carryover Shortfall Amount and then to the Class B-1, Class B-2 and Class B-3 Certificates, sequentially, from the Carryover Reserve Fund, after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

Cash Flow Description: Distributions on the Certificates will be made on the 19th day of each month (or next business day) beginning on October 19,

2005. The payments to the Certificates, to the extent of available funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A-1, Class A-2, Class A-3, and to the Class X-1(net of Carryover Shortfall Reserve Amounts attributable to Group 1 deposited into the Group 1 Carryover Reserve Fund), Class X-2(net of Carryover Shortfall Reserve Amounts attributable to Group 2 deposited into the Group 2 Carryover Reserve Fund) and Class X-3(net of Carryover Shortfall Reserve Amounts attributable to Group 3 deposited into the Group 3 Carryover Reserve Fund) in an amount equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class A-1, Class A-2 and Class A-3 Certificates in an amount equal to their related Senior Optimal Principal Amount;
3. Payment of interest to the Class X-B Certificates(net of Carryover Shortfall Reserve Amounts attributable to the subordinate certificates deposited into the Subordinate Carryover Reserve Fund)
4. Payment of interest and principal sequentially to the Class B Certificates, in that order, so each of the Class B Certificates shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
5. Payment of any Carryover Shortfall Amounts to the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates;

Prepayment Stepdown Tests:

The Senior Certificates will be entitled to receive 100% of the prepayments collected on their respective mortgage loans until September 2015. The senior prepayment percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the

Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to September 2008 20% or b) after September 2008 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on Mortgage Loans will be allocated first to the most junior Class of Certificates outstanding, beginning with the Class B-6 Certificates, and then in reverse numerical order, until the Certificate Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group 1 Mortgage Loans will be allocated to the Class A-1 Certificates, Realized Losses on the Group 2 Mortgage Loans will be allocated to the Class A-2 Certificates and Realized Losses on the Group 3 Mortgage Loans will be allocated to the Class A-3 Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$964,057,800 (Approximate)

Structured Asset Mortgage Investments II Inc.
Mortgage Pass-Through Certificates, Series 2005-AR5

KKR Financial Mortgage Corp.
Seller

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of September 1, 2005

September 19, 2005

$ 964,057,800 (approx)

Structured Asset Mortgage Investments II Inc.
Mortgage Pass-Through Certificates, Series 2005-AR5

Class	Certificate Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age	Interest Rate Type	Collateral Type	Certificate Type
Publicly Offered Certificates						
A-1	$352,620,900	Aaa/AAA	5.50%	LIBOR (3)	1-Mo/6-Mo LIBOR	Group 1 Senior FLTR
A-2	$279,780,400	Aaa/AAA	5.50%	LIBOR (3)	1-Mo LIBOR	Group 2 Senior FLTR
A-3	$293,446,900	Aaa/AAA	5.50%	LIBOR (3)	1-Mo LIBOR	Group 3 Senior FLTR
X-1	Notional (4)	Aaa/AAA	5.50%	WAC (4)	1-Mo/6-Mo LIBOR	Group 1 Senior IO
X-2	Notional (5)	Aaa/AAA	5.50%	WAC (5)	1-Mo LIBOR	Group 2 Senior IO
X-3	Notional (6)	Aaa/AAA	5.50%	WAC (6)	1-Mo LIBOR	Group 3 Senior IO
X-B	Notional (7)	Aa2/AA	3.50%	WAC (7)	Total Pool	Subordinate IO
B-1	$19,594,700	Aa2/AA	3.50%	LIBOR (3)	Total Pool	Subordinate FLTR
B-2	$10,777,000	A2/A	2.40%	LIBOR (3)	Total Pool	Subordinate FLTR
B-3	$7,837,900	Baa2/BBB	1.60%	LIBOR (3)	Total Pool	Subordinate FLTR
Privately Offered Certificates						
B-4	$7,837,900	Ba2/BB	0.80%	WAC (8)	Total Pool	Subordinate PT
B-5	$4,408,800	B2/B	0.35%	WAC (8)	Total Pool	Subordinate PT
B-6	$3,429,181	Not Rated	---	WAC (8)	Total Pool	Subordinate PT
R	Not Applicable	Not Rated	---	Not Applicable (9)	Total Pool	Residual

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) The Pass-Through Rates for the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates will be a floating rate based on One-Month LIBOR plus the related margin, subject to the lesser of (i) 11.00% and (ii) the related Net Rate Cap. On the first distribution date after the Clean-Up Call Date, the margin on the Class A Certificates will double and the margin on the Class B-1, Class B-2 and Class B-3 Certificates will increase by 1.5 times. The Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificate will settle flat and accrue interest on a 30/360 basis.

(4) The Class X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 1 Mortgage Loans over (y) the pass-through rate on the Class A-1 Certificates based on the notional amount equal to the current principal amount of the Class A-1 Certificates.

(5) The Class X-2 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 2 Mortgage Loans over (y) the pass-through rate on the Class A-2 Certificates based on the notional amount equal to the current principal amount of the Class A-2 Certificates.

(6) The Class X-3 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 3 Mortgage Loans over (y) the pass-through rate on the Class A-3 Certificates based on the notional amount equal to the current principal amount of the Class A-3 Certificates.

(7) The Class X-B Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the weighted average of the net rates of each loan group, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the aggregate current principal amount of the related class of senior certificates immediately prior to the related distribution date over (y) the weighted average pass-through rate on the Class B-1, Class B-2 and Class B-3 Certificates based on the notional amount equal to the aggregate current principal amount of the Class B-1, Class B-2 and Class B-3 Certificates.

(8) The Class B-4, Class B-5 and Class B-6 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the weighted average of the net rates of the mortgage loans in each loan group, weighted in proportion to the results of subtracting from the aggregate principal balance of the mortgage loans of each loan group the aggregate current principal amount of the related class of senior certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.254%.

(9) The Class R Certificates have no principal balance and do not bear interest. They represent the residual interest in one or more REMICs.

Seller:	KKR Financial Mortgage Corp.
Depositor:	Structured Asset Mortgage Investments II Inc. ("SAMI II")
Underlying Servicers:	The Underlying Servicers for the Group 1 Mortgage Loans are EverHome Mortgage Company (approximately 95%), SouthTrust (approximately 3%) and 3 other Underlying Servicers each under 2% of the Group 1 Mortgage Loans. The Underlying Servicer for the Group 2 Mortgage Loans is PHH Mortgage. The Underlying Servicer for the Group 3 Mortgage Loans is First Republic.
Underlying Originators:	The Group 1 Mortgage Loans were originated by Greenpoint (approximately 31%), Metrocities Mortgage (approximately 28%) , Opteum (approximately 17%), Aegis (approximately 6%), Quicken (approximately 5%), SouthTrust (approximately 3%) and nine other Underlying Originators each under 2%. The Group 2 Mortgage Loans were originated by Merrill Lynch Capital Corp. The Group 3 Mortgage Loans were originated by First Republic.
Master Servicer:	Wells Fargo Bank, N.A.
Trustee:	US Bank, National Association
Cut-off Date:	September 1, 2005
Closing Date:	September 27, 2005
Legal Structure:	REMIC
Clean-Up Call:	The terms of the transaction allow for termination of the trust once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. (the "Clean-Up Call Date").
Distribution Date:	19th of each month or the next business day, commencing October 2005.

Remittance Type:	Scheduled/Scheduled
Form of Registration:	The Class A-1, Class A-2, Class A-3, Class X-1, Class X-2, Class X-3, Class B-1, Class B-2, Class B-3 and Class X-B Certificates (the "Publicly Offered Certificates") will be issued in book-entry form through DTC.
SMMEA:	The Class A-1, Class A-2, Class A-3, Class X-1, Class X-2, Class X-3, Class B-1 and Class X-B Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Publicly Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
Interest Accrual Period:	The interest accrual period for the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis). On the Closing Date, the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates settle flat. The interest accrual period on the Class X-1, Class X-2, Class X-3, Class X-B, Class B-4, Class B-5 and Class B-6 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Class X-1, Class X-2, Class X-3, Class X-B, Class B-4, Class B-5 and Class B-6 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (26 days).
Advancing Obligation:	The Underlying Servicers are obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Underling Servicers.
Compensating Interest:	The Underlying Servicers will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.

Collateral Description:

The initial and subsequent mortgage pool is expected to consist of approximately $979 million of first-lien residential adjustable-rate mortgage loans that adjust monthly or semi-annually based 1-month LIBOR and 6-month LIBOR, respectively.

Provided below is a brief summary of the expected mortgage pool by loan type as of September 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Per Cap	Max Rate	Mos Roll
1-Month LIBOR IO	20.20%	4.105%	3.770%	355	2.508%	2.174%	N/A	12.165%	1
1-Month LIBOR IO 1% periodic	0.56%	5.771%	5.386%	353	2.453%	2.078%	1.000%	12.226%	1
6-Month LIBOR IO	16.97%	4.522%	4.187%	354	2.307%	1.972%	N/A	12.010%	3
6-Month LIBOR IO 6% Periodic	0.36%	4.616%	4.241%	347	2.541%	2.166%	6.000%	12.000%	3
Group 1 Total	**38.09%**	**4.320%**	**3.984%**	**354**	**2.418%**	**2.082%**	**2.945%**	**12.095%**	**2**
1-Month LIBOR IO	19.36%	4.813%	4.563%	292	1.438%	1.188%	N/A	12.001%	1
1-Month LIBOR IO 1% Periodic	10.86%	4.967%	4.717%	288	1.592%	1.342%	1.000%	12.000%	1
Group 2 Total	**30.22%**	**4.869%**	**4.619%**	**290**	**1.494%**	**1.244%**	**1.000%**	**12.000%**	1
1-Month LIBOR	0.15%	4.583%	4.283%	351	1.133%	0.833%	N/A	11.950%	1
1-Month LIBOR IO	31.54%	4.531%	4.231%	347	1.062%	0.762%	N/A	11.940%	1
Group 3 Total	**31.69%**	**4.531%**	**4.231%**	**347**	**1.063%**	**0.763%**	**N/A**	**11.941%**	1
Total	**100.00%**	**4.553%**	**4.254%**	333	**1.709%**	**1.410%**	**1.151%**	**12.018%**	1

Approximately 99% of the mortgage loans are interest-only for the first 10 years after origination and then fully amortize over the remaining 15 or 20 year remaining term. In addition, 100% of the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits or are secured by additional collateral or pledged assets.

Approximately 74% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac).

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement for any originators that comprise more than 10% of the total pool.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class B Certificates will provide credit enhancement to the Class A Certificates.

Carryover Shortfall Amount: On any Distribution Date, the Pass-Through Rate of the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates if the related Pass-Through Rate based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class A-1, Class A-2 and Class A-3 Certificates, pro rata based on the respective portion of any Carryover Shortfall Amount and then to the Class B-1, Class B-2 and Class B-3 Certificates, sequentially, from a reserve fund, after all of the Publicly Offered Certificates have received their required amounts (see Cash-Flow Description below). Interest otherwise payable to the Class X-1, Class X-2, Class X-3 and Class X-B Certificates may be reduced by the payment of any Carryover Shortfall Amounts as described herein.

Cash Flow Description:

Distributions on the Certificates will be made on the 19th day of each month (or next business day) beginning on October 19, 2005. The payments to the Certificates, to the extent of available funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A-1, Class A-2, Class A-3, and to the Class X-1(net of Carryover Shortfall Amounts payable to the Class A-1 Certificates), Class X-2(net of Carryover Shortfall Amounts payable to the Class A-2 Certificates) and Class X-3(net of Carryover Shortfall Amounts payable to the Class A-3 Certificates) in an amount equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class A-1, Class A-2 and Class A-3 Certificates in an amount equal to their related Senior Optimal Principal Amount;
3. Payment of interest to the Class X-B Certificates(net of Carryover Shortfall Amounts payable to the Class B-1, Class B-2 and Class B-3 Certificates); and
4. Payment of interest and principal sequentially to the Class B Certificates, in that order, so each of the Class B Certificates shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.

Prepayment Stepdown Tests:

The Senior Certificates will be entitled to receive 100% of the prepayments collected on their respective mortgage loans until September 2015. The senior prepayment percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50%

and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to September 2008 20% or b) after September 2008 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses: Realized Losses on Mortgage Loans will be allocated first to the most junior Class of Certificates outstanding, beginning with the Class B-6 Certificates, and then in reverse numerical order, until the Certificate Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group 1 Mortgage Loans will be allocated to the Class A-1 Certificates, Realized Losses on the Group 2 Mortgage Loans will be allocated to the Class A-2 Certificates and Realized Losses on the Group 3 Mortgage Loans will be allocated to the Class A-3 Certificates.

Special Derivative Contracts: At the direction of the holder of a majority of the most subordinate class of REMIC regular certificates then outstanding (the "Controlling Class Holder"), the [Trustee/Securities Administrator] shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the most subordinate class of REMIC regular certificates then outstanding. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel, (iii)Approval of Rating Agencies and (iv) the consent of Controlling Class Holder to the acquisition of such Special Derivative Contract.

All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the most subordinate class of REMIC regular certificates then outstanding on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Trustee.

Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the holder of the most subordinate class of REMIC regular certificates then outstanding on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Trustee on behalf the holder of the most subordinate class of REMIC regular certificates then outstanding and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of the Controlling Class Holder and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option: The holder of a majority of the most subordinate class of REMIC regular certificates then outstanding (the "Controlling Class Holder") will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price equal to the greater of par and the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the Controlling Class Holder will be selected by it in its sole discretion.

Special Foreclosure Rights: The Underlying Servicers will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the Controlling Class Holder, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the Controlling Class Holder timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 25 days from the date of such holder's objection. The Controlling Class Holder will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the related Underlying Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the related Underlying Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The related Underlying Servicer is not permitted to proceed with any such action unless the Controlling Class Holder, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the Controlling Class Holder timely and affirmatively objects to the Underlying Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the related Underlying Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The Controlling Class Holder will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Underlying Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the Controlling Class Holder shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 25th day following its objection to the related Underlying Servicer action. Moreover, the Controlling Class Holder shall be entitled to the foregoing rights only as long as it owns all of the Subordinate Certificates.

Optional Sale of Defaulted Mortgage Loans:

The Servicer may also, in its discretion, as an alternative to foreclosure, sell defaulted mortgage loans at fair market value to third-parties, if the the Servicer reasonably believes that such sale would maximize proceeds to the noteholders in the aggregate (on a present value basis) with respect to that mortgage loan.

Permitted Activities:

Notwithstanding the foregoing, the Issuer, at the direction of the Controlling Class Holder, shall amend the trust permitted activities. Any amendment of the permitted activities shall be accompanied by (i) an appropriate amendment to the applicable Agreement, (ii) any opinion of counsel reasonably requested by the underwriter, the rating agencies, the Indenture Trustee or the Securities Administrator, (iii) written confirmation from the rating agencies stating that such amendment will not result in the rating of any of the Certificates to be downgraded, withdrawn or suspended and in the case of Moody's, written notice to Moody's of such amendment.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

